Hughes Hubbard

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726
hugheshubbard.com

RECEIVED
2008 AUG 14 P 2:25


08004350

Ellen S. Friedenberg
Direct Dial: 212-837-6465
frieden@hugheshubbard.com

August 13, 2008

FEDERAL EXPRESS

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

PROCESSED
AUG 19 2008
THOMSON REUTERS

ESF:bam

Enclosure

NY 60361666_1.DOC

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

Roche Roche Group

July 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Dear Sir / Madam:

Pursuant to Rule 12g3-2(b)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Very truly yours,

Chugai Pharmaceutical Co., Ltd.

By: 
Name: Toshihiko Tsuchiya
Title: General Manager of
General Affairs Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents

None

B. Japanese Language Documents

1. Overview of Consolidated Company Performance (unaudited) (for the first quarter of fiscal year 2008) dated April 22, 2008 (English translation as Attachment 1)

2. Corporate Governance Report dated April 25, 2008 (brief description of which is set forth in Exhibit B)

3. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

   a. F. Hoffmann-La Roche Announces First Quarter Sales 2008 dated April 17, 2008 (English translation as Attachment 2)

   b. Revision of Financial Outlook for Fiscal Year 2008 (January 1 – December 31, 2008) dated April 22, 2008 (English translation as Attachment 3)

   c. Co-Development and Co-Marketing Agreement Secured for the Activated Vitamin D Derivative, ED-71 dated May 14, 2008 (English translation as Attachment 4)

   d. Announcement of an Opinion on the Tender Offer for the Shares of Chugai Pharmaceutical Co., Ltd. dated May 23, 2008 (English translation as Attachment 5)

   e. Announcement of Result on the Tender Offer for the Shares of Chugai Pharmaceutical Co., Ltd. by Roche Pharmholding B.V. dated June 24, 2008 (English translation as Attachment 6)

4. Opinion Statement Report dated May 23, 2008 (brief description of which is set forth in Exhibit B)

5. Change Report No. 4 dated June 10, 2008 (brief description of which is set forth in Exhibit B)

6. Change Report No. 5 dated June 10, 2008 (brief description of which is set forth in Exhibit B)

7. Change Report No. 6 dated June 27, 2008 (brief description of which is set forth in Exhibit B)

8. Commercial Register (brief description of which is set forth in Exhibit B)

[End]

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Corporate Governance Report, dated April 25, 2008

Under the Listing Rules, in the event the Corporate Governance Report must be amended, Chugai Pharmaceutical Co., Ltd. (the "Company") is required to file with the Tokyo Stock Exchange a revision of the Corporate Governance Report. A revision of the Corporate Governance Report filed by the Company is made public by the Tokyo Stock Exchange under the Listing Rules.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

2. Opinion Statement Report, dated May 23, 2008

Pursuant to Article 27-10 of the Financial Instruments and Exchange Law of Japan, Opinion Report was filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on May 23, 2008 representing opinions, grounds and reasons with respect to the tender offer to be conducted by Roche Pharmaceutical Co., Ltd.

The statement also specifies the number of shares, etc. held by Directors and states the number of voting rights representing such shares.

3. Change Report No. 4, dated June 10, 2008

Under the Financial Instruments and Exchange Laws, a report on bulk holding (the "Report on Bulk Holding") and any amendment report(s) thereto (the "Change Report") shall be filed with the DKLFB upon acquiring or disposing of a certain number of shares of companies listed on a stock exchange in Japan.

Change Report No. 4 was filed with the DKLFB on June 10, 2008 in connection with (a) Roche Pharmholding B.V.'s acquisiton of shares, through which such acquisition, the number of shares held by Roche Pharmholding B.V. became 280,517,801 shares, and (b) the Company's acquisition of shares through which such acquisition, the number of shares held by the Company became 14,456,811 shares. Together with the shares acquired as above, 52.70 % of the total number of issued shares of the Company are held by Roche Pharmholding B.V. and the Company.

4. Change Report No. 5, dated June 10, 2008

Under the Financial Instruments and Exchange Laws, the Report on Bulk Holding and the Change Report shall be filed with the DKLFB upon acquiring or disposing of a certain number of shares of companies listed on a stock exchange in Japan.

Change Report No. 5 was filed with the DKLFB on June 10, 2008 in connection with the Company's acquisition of shares through which such acquisition, the number of shares held by the Company became 14,837,666 shares. Together with the shares acquired as above, 52.76% of the total number of issued shares of the Company are held by Roche Pharmholding B.V. and the Company.

5. Change Report No. 6, dated June 27, 2008

Under the Financial Instruments and Exchange Laws, the Report on Bulk Holding and the Change Report shall be filed with the DKLFB upon acquiring or disposing of a certain number of shares of companies listed on a stock exchange in Japan.

Change Report No. 6 was filed with the DKLFB on June 27, 2008 in connection with (a) Roche Pharmholding B.V.'s acquisiton of shares, through which such acquisition, the number of shares held by Roche Pharmholding B.V. became 335,448,201 shares, and (b) the Company's acquisition of shares through which such acquisition, the number of shares held by the Company became 14,833,947 shares. Together with the shares acquired as above, 62.56 % of the total number of issued shares of the Company are held by Roche Pharmholding B.V. and the Company.

6. Commercial Register

A Commercial Register is administered by the Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

[End]

over its English translation in the case of any discrepancy found between documentation.
This English translation is provided only on a consolidated basis.

 CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited)
(for the first quarter of fiscal year 2008)

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**	April 22, 2008
Stock Listings:	Tokyo	
Security Code No.:	4519	
(URL http://www.chugai-pharm.co.jp/english)		
Representative:	Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors	
Contact:	Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department	
Phone:	+81-(0) 3-3281-6611	

1. Consolidated Operating Results for the First Quarter of FY 2008 (January 1 - March 31)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Revenues	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2008 (Jan.-Mar.)	¥66,160 million	(27.4)	¥10,060 million	(50.6)	¥10,231 million	(51.7)
1st quarter of FY 2007 (Jan.-Mar.)	¥91,074 million	17.9	¥20,363 million	44.9	¥21,181 million	31.5
FY 2007 (Jan.-Dec.)	¥344,808 million	—	¥66,702 million	—	¥67,687 million	—

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2008 (Jan.-Mar.)	¥6,698 million	(49.6)	¥12.30	¥12.29
1st quarter of FY 2007 (Jan.-Mar.)	¥13,281 million	27.8	¥23.97	¥23.94
FY 2007 (Jan.-Dec.)	¥40,060 million	—	¥73.23	¥73.16

Note : Percentages represent changes compared with the same period of the previous fiscal year.

(2) Financial conditions (Consolidated)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Mar. 31, 2008	¥443,957 million	¥381,789 million	85.6%	¥697.17
As of Mar. 31, 2007	¥427,329 million	¥367,158 million	85.5%	¥670.98
As of Dec. 31, 2007	¥458,942 million	¥385,797 million	83.5%	¥703.80

(3) Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
1st quarter of FY 2008 (Jan.-Mar.)	¥9,845 million	¥(2,187) million	¥(8,819) million	¥70,385 million
1st quarter of FY 2007 (Jan.-Mar.)	¥10,156 million	¥27,512 million	¥(37,529) million	¥68,447 million
FY 2007 (Jan.-Dec.)	¥60,364 million	¥(7,509) million	¥(47,173) million	¥73,723 million

2. Forecast for the Year ending December 31, 2008 (January 1, 2008 - December 31, 2008)(Consolidated)

	Revenues	% Change	Operating Income	% Change	Recurring Profit	% Change
First half ending June 30, 2008	¥150,000 million	(12.2)	¥19,000 million	(46.9)	¥19,000 million	(48.3)
FY 2008 ending Dec. 31, 2008	¥335,000 million	(2.8)	¥43,000 million	(35.5)	¥42,200 million	(37.7)

	Net Income	% Change	Net Income per Share (Basic)
First half ending June 30, 2008	¥15,500 million	(26.6)	¥28. 45
FY 2008 ending Dec. 31, 2008	¥29,000 million	(27.6)	¥53. 23

Note: % change figures for revenues, operating income, recurring profit, and net income is presented in comparison with the previous interim period and fiscal year.

3. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): No

(2) Adoption of simplified method: None

(3) Change in accounting policies: No

Note: Explanation of the appropriate use of performance forecasts and other related items

1. *The Company has revised the interim and full year financial outlook for fiscal year 2008 (January – December ,2008), originally released on January 30, 2008.*
2. *Portions of this report that refer to performance forecasts or any other future events are believed to be reasonable under information available at the time of the forecasts. Actual financial results may materially differ from these forecasts due to potential risks and uncertainties. For presumptions and instructions for the use of the forecasts, and the specifics of the revised forecasts, please refer to "Revision of Financial Outlook for Fiscal Year 2008" released on April 22, 2008.*

[Reference] Outline of operations (Non-Consolidated)

Non-Consolidated Operating Results for the First Quarter of FY 2008 (January 1 – March 31)

Results of operations

	Revenues	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2008 (Jan.-Mar.)	¥62,606 million	(28.6)	¥7,100 million	(59.7)	¥7,793 million	(58.2)
1st quarter of FY 2007 (Jan.-Mar.)	¥87,644 million	17.8	¥17,641 million	39.4	¥18,662 million	24.9
FY 2007 (Jan.-Dec.)	¥329,203 million	—	¥56,469 million	—	¥57,355 million	—

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2008 (Jan.-Mar.)	¥5,083 million	(59.8)	¥9.33	¥9.33
1st quarter of FY 2007 (Jan.-Mar.)	¥12,657 million	27.8	¥22.85	¥22.81
FY 2007 (Jan.-Dec.)	¥33,788 million	—	¥61.77	¥61.71

Note : Percentages represent changes compared with the same period of the previous fiscal year.

Qualitative Information

1. Qualitative Information Regarding Operating Results Financial Condition (Consolidated)

Consolidated revenues for the fiscal period under review totaled ¥66,160 million, down 27.4% from the same period last year.

Regarding domestic revenues, performance was solid for oncology products as a whole, particularly anti-cancer agent Avastin, a humanized anti-VEGF monoclonal antibody which was launched in June 2007. Also, peginterferon alfa-2a Pegasys, and the antiviral agent Copegus contributed to revenues as the market penetration of combination treatment for hepatitis C patients increased. However, domestic revenues saw a substantial decline from the same period last year, due to the factors such as a sharp decline in sales of the anti-influenza agent Tamiflu, the continued impact of change in pricing policy of the recombinant human erythropoietin Epogin, and a decrease in royalties and other operating income.

Overseas revenues totaled ¥7,828 million and represented 11.8% of the Company's revenues.

At the profit level, as a result of the decrease in sales, operating income, recurring profit, and net income all decreased substantially, totaling ¥10,060 million, down 50.6%, ¥10,231 million, down 51.7%, and ¥6,698 million, down 49.6%, respectively, from the same period last year.

R&D expenses for the period under review amounted to ¥ 11,750 million.

2. Qualitative Information Regarding Financial Condition (Consolidated)

(1) Changes in the Company's Financial Condition

Total assets at the end of the fiscal period under review were ¥443,957 million, down ¥14,984 million from the end of the fiscal period last year, as the increase in tangible fixed assets was offset by the decrease in investment securities and trade notes and accounts receivable. Total liabilities amounted to ¥62,167 million, down ¥10,976 million mainly due to the decrease in accrued income taxes. Net asset amounted to ¥381,789 million, down ¥4,008 million.

Working capital (current assets minus current liabilities) came to ¥247,241 million, and the current ratio was 518.8% (472.5% at the end of the last year), and the equity ratio was 85.6% (83.5% at the end of the last year), reflecting the Company's sound financial condition.

(2) Cash Flows

Cash and cash equivalents at the end of the period under review totaled ¥70,385 million, decreasing by ¥3,337 million from the previous fiscal year-end.

Net cash provided by operating activities amounted to ¥9,845 million, down ¥311 million from the end of same period last year, a similar level to last year, as increase in income taxes paid was offset by the decrease in notes and accounts receivable.

Net cash used in investing activities amounted to ¥2,187 million, down ¥29,699 million, mainly due to the decrease in income from sales of marketable securities.

Net cash used in financing activities amounted to ¥8,819 million, up ¥28,710 million, mainly as a result of the decrease in acquisition of the Company's own shares.

3. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): No

(2) Adoption of simplified method: None

(3) Change in accounting policies: No

4. Financial Statements

(1) Consolidated Balance Sheets

	As of March 31, 2007 (A)		As of March 31, 2008 (B)		Change (B)-(A)	As of December 31, 2007	
Accounts	Millions of Yen	%	Millions of Yen	%		Millions of Yen	%
Assets							
I Current assets:							
Cash and deposits	68,447		69,950		1,503	73,167	
Trade notes and accounts receivable	112,735		84,608		(28,127)	107,012	
Marketable securities	51,730		61,945		10,214	65,547	
Inventories	53,102		58,381		5,278	55,186	
Deferred tax assets	17,002		21,782		4,780	20,467	
Other	3,940		9,649		5,709	8,478	
Reserve for doubtful accounts	(53)		(44)		9	(53)	
Total current assets	306,905	71.8	306,274	69.0	(631)	329,807	71.9
II Fixed assets:							
1. Tangible fixed assets:							
Buildings and structures	38,061		47,921		9,860	45,472	
Machinery and vehicles	13,415		22,322		8,907	18,605	
Furniture and fixtures	5,936		6,177		241	6,506	
Land	9,927		9,927		—	9,927	
Construction in progress	16,064		12,512		(3,552)	11,983	
Total tangible fixed assets	83,405		98,862		15,456	92,495	
2. Intangible fixed assets:							
Software	3,191		2,357		(833)	2,652	
Other	1,519		929		(589)	1,071	
Total intangible fixed assets	4,711		3,287		(1,423)	3,724	
3. Investments and other assets:							
Investment securities	14,410		20,497		6,087	16,832	
Long-term loans	90		59		(30)	64	
Deferred tax assets	9,915		8,980		(935)	8,991	
Other	8,168		6,242		(1,926)	7,269	
Reserve for doubtful accounts	(278)		(245)		32	(243)	
Total investments and other assets	32,307		35,533		3,226	32,915	
Total fixed assets	120,424	28.2	137,683	31.0	17,259	129,134	28.1
Total assets	427,329	100.0	443,957	100.0	16,628	458,942	100.0

	As of March 31, 2007 (A)		As of March 31, 2008 (B)		Change (B)-(A)	As of December 31, 2007	
Accounts	Millions of Yen	%	Millions of Yen	%		Millions of Yen	%
Liabilities							
I Current liabilities:							
Trade notes and accounts Payable	20,033		18,788		(1,244)	17,325	
Bonds with warrants due within one year	–		300		300	300	
Convertible bonds due within one year	–		41		41	42	
Other payables	5,028		12,574		7,545	5,201	
Accrued tax liabilities	8,538		5,575		(2,963)	16,325	
Accrued consumption taxes	1,814		557		(1,256)	1,164	
Accrued expenses	7,783		7,988		205	17,635	
Reserve for bonuses to employees	6,904		8,643		1,738	4,534	
Reserve for bonuses to directors	48		51		2	198	
Reserve for sales rebates and other items	2,503		2,070		(432)	4,090	
Other	2,764		2,440		(324)	2,979	
Total current liabilities	55,419	13.0	59,032	13.3	3,613	69,797	15.2
II Fixed liabilities:							
Bonds with warrants	300		–		(300)	–	
Convertible bonds	151		–		(151)	–	
Deferred tax liabilities	6		5		(1)	2	
Reserve for employees' retirement benefits	3,678		2,391		(1,286)	2,604	
Reserve for directors' retirement benefits	564		625		60	633	
Other	49		113		63	106	
Total fixed liabilities	4,750	1.1	3,135	0.7	(1,615)	3,346	0.7
Total liabilities	60,170	14.1	62,167	14.0	1,997	73,144	15.9

	As of March 31, 2007 (A)		As of March 31, 2008 (B)		Change (B)-(A)	As of December 31, 2007	
Accounts	Millions of Yen	%	Millions of Yen	%		Millions of Yen	%
Net assets							
I Shareholders' equity:							
1. Common stock	72,893	17.1	72,948	16.4	55	72,947	15.9
2. Additional paid-in capital	92,741	21.7	92,796	20.9	54	92,796	20.2
3. Retained earnings	229,512	53.7	246,624	55.6	17,112	248,098	54.1
4. Treasury stock, at cost	(35,146)	(8.3)	(35,108)	(7.9)	37	(35,108)	(7.7)
Total shareholders' equity	360 001	84.2	377,260	85.0	17,259	378,733	82.5
II Valuation and translation adjustments:							
1. Net unrealized gain on securities	3,387	0.8	2,868	0.6	(519)	2,757	0.6
2. Foreign currency translation adjustments	2,055	0.5	(305)	(0.0)	(2,361)	1,944	0.5
Total valuation and translation adjustments	5,443	1.3	2,562	0.6	(2,880)	4,701	1.1
III New share warrants	—	—	186	0.0	186	139	0.0
IV Minority interests	1,714	0.4	1,779	0.4	65	2,222	0.5
Total net assets	367,158	85.9	381,789	86.0	14,630	385,797	84.1
Total liabilities and net assets	427,329	100.0	443,957	100.0	16,628	458,942	100.0

(2) Consolidated Statements of Income

		First quarter of FY 2007 (Jan. 1, 2007-Mar. 31, 2007) (A)		First quarter of FY 2008 (Jan. 1, 2008-Mar. 31, 2008) (B)		Change (B)-(A)	FY 2007 (Jan. 1, 2007-Dec. 31, 2007)	
	Accounts	Millions of Yen	%	Millions of Yen	%		Millions of Yen	%
I	Revenues	91,074	100.0	66,160	100.0	(24,914)	344,808	100.0
	Sales	86,085		65,928		(20,156)	332,943	
	Royalties and other operating income	4,989		231		(4,758)	11,864	
II	Cost of sales	39,812	43.7	24,969	37.7	(14,843)	137,293	39.8
	Gross profit	51,262	56.3	41,191	62.3	(10,071)	207,514	60.2
III	Selling , general and administrative expenses	30,898	33.9	31,130	47.1	231	140,812	40.8
	Sales promotion expenses	2,347		2,449		101	13,066	
	Salaries and benefits	4,772		5,335		563	27,264	
	Reserve for bonuses	2,371		2,489		117	2,700	
	R&D Expenses	11,874		11,750		(124)	54,243	
	Other	9,532		9,105		(426)	43,537	
	Operating income	20,363	22.4	10,060	15.2	(10,303)	66,702	19.3
IV	Non-operating income:	1,597	1.8	1,279	1.9	(318)	4,312	1.3
	Interest income	282		392		110	1,345	
	Dividend income	0		0		0	98	
	Life insurance dividends Received	314		332		18	314	
	Gain on derivatives	294		107		(187)	368	
	Insurance income received	396		—		(396)	—	
	Other	310		446		136	2,186	
V	Non-operating expenses:	780	0.9	1,109	1.7	328	3,327	1.0
	Interest expenses	65		29		(36)	176	
	Loss on disposal of fixed Assets	80		21		(59)	326	
	Loss on inventories	275		859		584	2,236	
	Loss on foreign exchanges	146		70		(75)	—	
	Other	213		128		(84)	587	
	Recurring profit	21,181	23.3	10,231	15.5	(10,949)	67,687	19.6
VI	Extraordinary gain:	293	0.3	903	1.4	609	293	0.1
	Gain on disposal of fixed Assets	—		403		403	—	
	Gain on the liquidation of affiliates	293		—		(293)	293	
	Revenue from subsidy	—		500		500	—	
VII	Extraordinary loss:	1,022	1.1	118	0.2	(904)	1,553	0.5
	Loss on disposal of fixed Assets	—		0		0	—	
	Impairment loss	—		2		2	32	
	Loss on office realignment costs	1,022		8		(1,014)	1,520	
	Retirement benefit	—		107		107	—	
	Income before income taxes and minority interests	20,452	22.5	11,016	16.7	(9,435)	66,427	19.3
	Income taxes	6,695	7.4	3,874	5.9	(2,821)	24,537	7.1
	Minority interests	474	0.5	443	0.7	(31)	1,829	0.5
	Net income	13,281	14.6	6,698	10.1	(6,583)	40,060	11.6

(3) Consolidated Statements of Changes in Net Assets

The first quarter of fiscal year (Jan. 1, 2007–Mar. 31, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258
Changes:					
Dividends paid			(9,974)		(9,974)
First quarter net income			13,281		13,281
Purchase of treasury stocks				(27,595)	(27,595)
Disposition of treasury stocks		(5)	(4)	40	30
Net changes except for shareholders' equity					
Net changes		(5)	3,303	(27,555)	(24,257)
Balance as of Mar. 31, 2007	72,893	92,741	229,512	(35,146)	360,001

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of Dec. 31, 2006	3,236	2,103	5,339	2,006	391,604
Changes:					
Dividends paid					(9,974)
First quarter net income					13,281
Purchase of treasury stocks					(27,595)
Disposition of treasury stocks					30
Net changes except for shareholders' equity	151	(47)	104	(291)	(187)
Net changes	151	(47)	104	(291)	(24,445)
Balance as of Mar. 31, 2007	3,387	2,055	5,443	1,714	367,158

The first quarter of fiscal year (Jan. 1, 2008–Mar. 31, 2008) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2007	72,947	92,796	248,098	(35,108)	378,733
Changes:					
New stock issuance	0	0			1
Dividends paid			(8,172)		(8,172)
First quarter net income			6,698		6,698
Purchase of treasury stocks				(1)	(1)
Disposition of treasury stocks			(0)	1	0
Net changes except for shareholders' equity					
Net changes	0	0	(1,474)	(0)	(1,473)
Balance as of Mar. 31, 2008	72,948	92,796	246,624	(35,108)	377,260

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2007	2,757	1,944	4,701	139	2,222	385,797
Changes:						
New stock issuance						1
Dividends paid						(8,172)
First quarter net income						6,698
Purchase of treasury stocks						(1)
Disposition of treasury stocks						0
Net changes except for shareholders' equity	110	(2,249)	(2,138)	46	(442)	(2,534)
Net changes	110	(2,249)	(2,138)	46	(442)	(4,008)
Balance as of Mar. 31, 2008	2,868	(305)	2,562	186	1,779	381,789

FY2007 (Jan. 1, 2007–Dec. 31, 2007)

(Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258
Changes:					
New stock issuance	54	54			108
Dividends paid			(18,146)		(18,146)
Net income			40,060		40,060
Purchase of treasury stocks				(27,614)	(27,614)
Disposition of treasury stocks		(5)	(25)	97	66
Net changes except for shareholders' equity					
Net changes	54	49	21,889	(27,517)	(5,524)
Balance as of Dec. 31, 2007	72,947	92,796	248,098	(35,108)	378,733

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2006	3,236	2,103	5,339	—	2,006	391,604
Changes:						
New stock issuance						108
Dividends paid						(18,146)
Net income						40,060
Purchase of treasury stocks						(27,614)
Disposition of treasury stocks						66
Net changes except for shareholders' equity	(478)	(159)	(637)	139	215	(281)
Net changes	(478)	(159)	(637)	139	215	(5,806)
Balance as of Dec. 31, 2007	2,757	1,944	4,701	139	2,222	385,797

(4) Consolidated Statements of Cash Flow

	First quarter of FY 2007 (Jan. 1, 2007-Mar. 31, 2007)	First quarter of FY 2008 (Jan. 1, 2008-Mar. 31, 2008)	FY 2007 (Jan. 1, 2007-Dec. 31, 2007)
Accounts	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities:			
Income before income taxes and minority interests	20,452	11,016	66,427
Depreciation and amortization	3,045	4,375	14,913
Impairment loss	—	2	32
Increase (decrease) in reserve for employees' retirement benefits	(765)	(209)	(1,534)
Interest and dividend income	(282)	(392)	(1,444)
Interest expense	65	29	176
Loss on disposal of fixed assets	80	21	326
(Gain) loss on sales of fixed assets	(0)	(403)	34
(Gain) loss on sales and revaluation of investment securities	(85)	—	21
(Increase) decrease in notes and accounts receivable	(6,863)	22,110	(1,257)
(Increase) decrease in inventories	8,398	(3,698)	6,174
Increase (decrease) in notes and accounts payable	(8,083)	1,729	(10,709)
Increase (decrease) in accrued consumption tax	1,777	(1,265)	1,128
Other	444	(8,302)	5,639
Subtotal	18,184	25,013	79,929
Interest and dividends received	319	317	1,365
Interest paid	(65)	(30)	(176)
Income taxes paid	(8,281)	(15,455)	(20,754)
Net cash (used in) provided by operating activities	10,156	9,845	60,364
II Cash flows from investing activities:			
Purchase of marketable securities	(37,729)	(44,459)	(225,852)
Proceeds from sales of marketable securities	67,900	48,000	242,900
Purchase of investment securities	(192)	(3,501)	(3,504)
Proceeds from sales of investment securities	1,335	—	1,335
Purchases of fixed assets	(3,804)	(2,686)	(22,596)
Proceeds from sales of fixed assets	5	454	191
Net (increase) decrease in short-term loans	0	—	2
Net (increase) decrease in long-term loans	(2)	5	14
Net cash (used in) provided investing activities	27,512	(2,187)	(7,509)
III Cash flows from financing activities:			
Redemption of bonds	—	(0)	(0)
Net (increase) decrease in treasury stock	(27,555)	(0)	(27,517)
Cash dividends paid	(9,974)	(8,179)	(18,136)
Cash dividends paid to minority interests	—	(640)	(1,519)
Net cash (used in) provided by financing activities	(37,529)	(8,819)	(47,173)
IV Effect of exchange rate changes on cash and cash equivalents	(24)	(2,176)	(291)
V Net increase (decrease) in cash and cash equivalents	114	(3,337)	5,390
VI Cash and cash equivalents at beginning of year	68,332	73,723	68,332
VII Cash and cash equivalents at end of the priod	68,447	70,385	73,723

[Reference]

Statements of revenues

(Millions of Yen)*1

	Consolidated			Non-Consolidated		
	First quarter of FY2007	First quarter of FY2008	Change (%)	First quarter of FY2007	First quarter of FY2008	Change (%)
Epogin	12,000	10,200	△15.0	12,000	10,200	△15.0
Neutrogin	8,900	9,100	2.2	2,400	2,400	0.0
Rituxan	3,700	4,200	13.5	3,700	4,200	13.5
Herceptin	3,500	4,100	17.1	3,500	4,100	17.1
Sigmart	3,900	3,900	0.0	3,200	3,300	3.1
Evista	3,200	3,100	△3.1	3,200	3,100	△3.1
Alfarol	3,100	3,000	△3.2	3,100	3,000	△3.2
Avastin	–	2,700	–	–	2,700	–
Kytril	2,800	2,500	△10.7	2,800	2,500	△10.7
Suvenyl	2,100	2,500	19.0	2,100	2,500	19.0
Oxarol	1,600	2,100	31.3	1,600	2,100	31.3
Pegasys	900	1,900	111.1	900	1,900	111.1
Tamiflu	23,800	1,600	△93.3	23,800	1,600	△93.3
Rocephin	1,200	1,300	8.3	1,200	1,300	8.3
Renagel	1,200	1,300	8.3	1,100	1,200	9.1
Xeloda	600	800	33.3	600	800	33.3
Cellcept	700	800	14.3	700	800	14.3
Tarceva	–	800	–	–	800	–
Copegus	200	800	300.0	200	800	300.0
Femara	100	300	200.0	100	300	200.0
Actemra	100	100	0.0	100	100	0.0
Neutrogin (Export)				3,000	3,000	0.0
Sigmart (Export)				600	500	△16.7
Ulcerlmin (Export)				400	400	0.0
Other *2	17,400	9,100	△47.7	17,300	9,000	△48.0
Total	91,100	66,200	△27.3	87,600	62,600	△28.5

Notes: 1. Figures are rounded to the nearest 100 million yen. The percentages are calculated based on the rounded numbers.

2. First quarter of FY 2007 includes royalties and other operating income. (consolidated ¥5,000 million, non-consolidated ¥5,300 million)

First quarter of FY 2008 includes royalties and other operating income. (consolidated ¥ 200 million, non-consolidated ¥500 million)

Development pipeline (as of April 22, 2008)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
R435	Colon cancer (adjuvant) #	Phase III Multinational study	bevacizumab Avastin Injection	Roche /Genentech Avastin	Anti-VEGF(Vascular Endothelial Growth Factor) humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
	Non-small cell lung cancer #	Phase II			
	Breast cancer #	Phase II			
R1415	Non-small cell lung cancer	Launched Dec.07	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	EGFR tyrosine kinase inhibitor
	Pancreatic cancer #	Phase II			
R340	Colon cancer (adjuvant) #	Launched Dec.07	capecitabine Xeloda Oral	Roche Xeloda	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Filed Feb.08			
	Gastric cancer #	Phase III			
R597	Breast cancer (adjuvant) #	Launched Feb.08	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Anti-HER2 humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
EPOCH	Chemotherapy-induced anemia #	Phase III	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
R744	Chemotherapy-induced anemia	Phase II	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
R1273	Non-small cell lung cancer	Phase I	pertuzumab Injection	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Phase I Overseas	Injection	In-house	Topoisomerase I inhibitor
CIF (R7167)	Solid tumors	Phase I Overseas	Injection	In-house (Roche)	-
Bone and Joint					
MRA	Rheumatoid arthritis #	Launched Apr.08 Japan	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
·		Filed Nov.07 Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Launched Apr.08 Japan	tocilizumab Actemra Injection	In-house	
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
R1594	Rheumatoid arthritis	Phase III Multinational study	ocrelizumab Injection	Roche /Genentech	Humanized anti-CD20 monoclonal antibody
ED-71	Osteoporosis	Phase III	 Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase II / III	ibandronate sodium hydrate Injection	Roche Boniva in US / Bonviva in EU (Taisho Pharmaceutical)	Bisphosphonate
		Phase II	ibandronate sodium hydrate Oral		
Renal diseases					
R744	Renal anemia	Phase III	 Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular diseases					
SG-75	Acute heart failure #	Launched Oct.07	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious diseases					
R964	Compensated liver cirrhosis caused by hepatitis C virus #	Phase II / III	ribavirin Copegus Oral	Roche Copegus	Anti-viral agent in combination with Pegasys
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
	Chronic hepatitis B #	Phase II / III			
MRA	Crohn's disease #	Phase II	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase I Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase I Overseas			
NA808	Chronic hepatitis C	Phase I Overseas	 Injection	In-house	-

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Oral	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			
R1678	Schizophrenia	Phase I	Oral	Roche	-
R1583 (ITM-077)	Type II diabetes	Phase I	Injection	Roche / Ipsen (Teijin)	GLP-1 analogue
CSG452 (R7201)	Type II diabetes	Phase I	Oral	In-house (Roche)	-

Changes from the last announcement on January 30, 2008

Oncology

- -R340 Phase II → Filed (colorectal cancer)
- -R597 Filed → Launched (adjuvant breast cancer)
- -CIF (R7167) Started Phase I (solid tumors)

Bone and Joint

- -MRA Filed → Launched (rheumatoid arthritis, polyarticular-course juvenile idiopathic arthritis and systemic-onset juvenile idiopathic arthritis)

R&D Activities (Jan.1, 2008 – Apr. 22, 2008)

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology
- In February, we filed for combination therapy with antimetabolite 5-FU derivative R340 (product name: Xeloda), and oxaliplatin, plus humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (product name: Avastin), as well as monotherapy of R340 for the additional indication of colorectal cancer.
- In February, we obtained the approval and launched for additional indication of adjuvant breast cancer for humanized anti-HER2 monoclonal antibody R597 (product name: Herceptin).

Bone and Joint Diseases
- In April, we obtained the approval and launched for additional indication of rheumatoid arthritis, polyarticular-course juvenile idiopathic arthritis and systemic-onset juvenile idiopathic arthritis for humanized anti-human IL-6 receptor monoclonal antibody MRA (product name: Actemra).

Renal Diseases
- In March, we filed for modification of manufacturing process for drug substance (serum-free version) for recombinant human erythropoietin EPOCH (product name: Epogin)

At present, we are awaiting the approval of applications filed for 4 development themes (new molecular entities and additions of indications), including R340 (expected indication: colorectal cancer).

Also, as for clinical development activities overseas, the Company saw progress as described below.
- In April, Roche started Phase I clinical trials for CIF (R7167) (expected indication: solid tumors), a compound licensed-out to Roche.

Currently running clinical trials in oncology field in Japan

Theme	Expected Indication	Regimen	Stage	Planned Filing Date
R435 (bevacizumab) Avastin	Non-small cell lung	carboplatin + paclitaxel ± R435	Phase II	2008
	Breast	paclitaxel + R435	Phase II	2009
R435 (bevacizumab) Avastin R340 (capecitabine) Xeloda	Colon (adjuvant)	FOLFOX4 ± R435 XELOX + R435	AVANT study : Phase III Multinational study	2011 – 2013
	Gastric	Xeloda/5FU + CDDP ± R435	AVAGAST study : Phase III Multinational study	2011 – 2013
	Colorectal	XELOX + R435	Phase II	Filed (Feb.08)
R1415 (erlotinib) Tarceva	Pancreatic	gemcitabine + R1415	Phase II	2009
R597 (trastuzumab) Herceptin	Breast (adjuvant)	R597	HERA study : Phase III Multinational study	Launched (Feb.08)
R597 (trastuzumab) Herceptin R340 (capecitabine) Xeloda	Gastric	5FU + CDDP ± R597 Xeloda + CDDP ± R597	ToGA study : Phase III Multinational study	2010

Translation

April 17, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces First Quarter Sales 2008

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. CEO: Severin Schwan] announced today, its first quarter sales 2008(January 1 – March 31, 2008). Roche owns 50.1% of Chugai's outstanding shares (51.5% of voting rights) since October 1, 2002 (as of March 31, 2008). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation[PDF]

Chugai's sales for the period of January 1 to March 31, 2008 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's first quarter results for fiscal 2008 (January – March, 2008) are scheduled to be announced on April 22, 2008.


FASF
MEMBERSHIP


CHUGAI
Roche Group

Translation

April 22, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Toshiaki Itagaki, General Manager, Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Revision of Financial Outlook for Fiscal Year 2008 (January 1 – December 31, 2008)

Chugai Pharmaceutical Co., Ltd. announced today that the company revises the interim and full year financial outlook for fiscal year 2008 (January - December, 2008), originally released on January 30, 2008.

(Millions of yen)

1. The revision of the financial outlook

(1) The revision of the interim financial outlook for fiscal year 2008 (January ~ June, 2008)

	Revenues	Operating Income	Recurring Profit	Net Income	Net Income per Share
Original outlook (A) (Released January 30, 2008)	148,200	12,500	12,700	7,100	¥13.03
Revised outlook (B)	150,000	19,000	19,000	15,500	¥28.45
Variance (B-A)	1,800	6,500	6,300	8,400	
(% Change)	1.2	52.0	49.6	118.3	
Half Year ended June 30, 2007	170,877	35,779	36,750	21,109	¥38.43

(2)The revision of the full year financial outlook for fiscal year 2008 (January ~ December, 2008)

	Revenues	Operating Income	Recurring Profit	Net Income	Net Income per Share
Original outlook (A) (Released January 30, 2008)	327,000	31,500	31,200	17,000	¥31.20
Revised outlook (B)	335,000	43,000	42,200	29,000	¥53.23
Variance (B-A)	8,000	11,500	11,000	12,000	
(% Change)	2.4	36.5	35.3	70.6	
Full Year ended December 31, 2007	344,808	66,702	67,687	40,060	¥73.23

* The outlook for cost of sales for the full year is revised to ¥138.0 billion (originally ¥141.5 billion), while selling & administrative expenses and research & development expenses remain unchanged from the original outlook at ¥96.5 billion and ¥57.5 billion, respectively.

2. The reason for the revisions

The average company impact of the National Health Insurance (NHI) price cut resulted to be in the lower part of 4%, which was below the industry average and also substantially lower than our initial estimate at the higher part of 6% (excluding the impact of the recombinant human erythropoietin, Epogin), which we thought to be at a similar level as last time, slightly higher than the industry average. This was mainly because the industry average which resulted to be 5.2% was lower than our estimate, and also because the anti-tumor agent Herceptin, an anti-HER2 monoclonal antibody, was not subject to recalculation. Additionally, we have modified the purchasing price of products purchased from F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. CEO: Severin Schwan], in light of the NHI price cut and the recent foreign currency exchange rate. Moreover, we will recognize an income in 2nd quarter as a non-operating item (Settlement of Co-development costs) resulting from a new agreement with Roche related to the sharing of co-development costs of the humanized anti-human IL-6 receptor monoclonal antibody Actemra.

3. The revision of the interim and full year sales outlook by products for fiscal year 2008 (January ~ December, 2008)

(Billions of Yen)*1

	Interim			Full Year		
	Original outlook	Revised outlook	Change (%)	Original outlook	Revised outlook	Change (%)
Epogin	22.3	22.5	0.9	47.0	48.0	2.1
Neutrogin	18.6	19.0	2.2	38.2	38.0	(0.5)
Domestic	5.6	5.7	1.8	12.0	12.0	0.0
Herceptin	9.7	10.9	12.4	21.6	23.7	9.7
Rituxan	8.4	9.0	7.1	17.7	18.7	5.6
Sigmart	8.0	8.5	6.3	16.6	17.5	5.4
Domestic	6.8	7.3	7.4	14.4	15.2	5.6
Avastin	8.3	8.0	(3.6)	23.1	23.1	0.0
Evista	8.6	8.1	(5.8)	18.3	17.8	(2.7)
Alfarol	6.6	6.8	3.0	14.1	14.4	2.1
Kytril	5.6	5.7	1.8	11.8	11.6	(1.7)
Pegasys	6.5	5.7	(12.3)	14.1	14.1	0.0
Suvenyl	5.2	5.5	5.8	10.9	11.1	1.8
Oxarol	3.8	4.3	13.2	8.0	8.9	11.3
Rocephin	2.9	2.9	0.0	6.0	6.1	1.7
Renagel	2.4	2.9	20.8	5.2	6.0	15.4
Tamiflu	4.9	1.5	(69.4)	7.3	5.1	(30.1)
Copegus	3.2	2.6	(18.8)	7.2	7.2	0.0
Xeloda	2.3	2.0	(13.0)	5.1	5.2	2.0
Cellcept	1.7	1.8	5.9	3.6	3.7	2.8
Tarceva	0.8	1.2	50.0	2.2	2.6	18.2
Femara	0.8	0.7	(12.5)	1.6	1.6	0.0
Actemra	0.5	0.6	20.0	4.8	4.8	0.0
Domestic	0.5	0.6	20.0	2.7	2.7	0.0
Other *2	17.1	19.8	15.8	42.6	45.8	7.5
Total	148.2	150.0	1.2	327.0	335.0	2.4
Domestic	132.9	134.4	1.1	292.8	300.3	2.6
Overseas	15.3	15.6	2.0	34.2	34.7	1.5

Notes: 1. Figures are rounded to the nearest billion. The percentages are calculated based on the rounded numbers.

2. Figures include royalties and other operating income.

* The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

Translation

May 14, 2008

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Mamoru Togashi, General Manager,
	Corporate Communications Dept.
	Tel: +81-(0)3-3273-0881

Name of listed company:	Taisho Pharmaceutical Co., Ltd.
Code number:	4535 (1st Section of Tokyo Stock Exchange)
Head office:	24-1, Takata 3-Chome, Toshima-ku, Tokyo
President:	Akira Uehara
Inquiries to:	Masaki Tsuboi, General Manager,
	Public Relations Section
	Tel: +81-(0)3-3985-1115

Co-Development and Co-Marketing Agreement Secured for the Activated Vitamin D Derivative, ED-71

May 14, 2008 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo; President: Osamu Nagayama] announced today that it has entered into an agreement with Taisho Pharmaceutical Co., Ltd. ("Taisho") [Head Office: Toshima-ku, Tokyo; President: Akira Uehara] to co-develop and co-market ED-71 (generic name: eldecalcitol), an activated vitamin D derivative which Chugai is currently developing in Japan for the treatment of osteoporosis. Under the agreement, Chugai will co-develop the compound with Taisho and co-market it with Taisho Toyama Pharmaceutical Co., Ltd.[Head Office: Toshima-ku, Tokyo; President: Akira Ohira], a subsidiary of Taisho. Chugai will receive an upfront fee and milestone payments from Taisho.

ED-71 is an activated vitamin D derivative created by Chugai. It is based on an activated vitamin D preparation that is being widely used in Japan as an osteoporosis treatment drug, but with stronger effects on the bones. A domestic phase II clinical trial has confirmed its strong action to increase bone mass and a phase III clinical trial is currently under way, using bone fracture prevention effects as the indicator.

At present, there are an estimated 12 million osteoporosis patients in Japan. Since bone fractures attributable to osteoporosis lead to a decline in quality of life of patients and an increased risk of death, there is a need for a treatment that increases bone mass and reduces the incidence of bone fractures. ED-71 is an activated vitamin D derivative, a type of drug positioned as the baseline drug for the treatment of osteoporosis. It is expected to become the next-generation activated vitamin D derivative maintaining the same degree of safety as conventional drugs and, at the same time, with enhanced effects in inhibiting bone resorption and promoting bone formation.

Through the joint effort to develop and market ED-71, Chugai and Taisho hope to provide one of the options of osteoporosis treatment to as many patients as possible.

This agreement will have only a minor impact on the non-consolidated and consolidated business performances of Chugai and Taisho for the current fiscal year, and no changes will be made to the two companies' business forecasts.

May 23, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Announcement of an Opinion on the Tender Offer for the Shares of Chugai Pharmaceutical Co., Ltd.

Chugai Pharmaceutical Co., Ltd. ("Chugai" or the "Company") is pleased to announce that the Company resolved at the meeting of its Board of Directors held on May 23 , 2008 to express an opinion on a tender offer for Chugai's shares by Roche Pharmholding B.V. (the "Offeror") (the "Tender Offer") as described below.

1. Overview of the Offeror

(1)	Company Name	Roche Pharmholding B.V.
(2)	Business	Shareholding and financing to the affiliates
(3)	Date Incorporated	April 7, 1982
(4)	Head Office Address	Beneluxlaan 2A, 3446 GR Woerden, The Netherlands
(5)	Name and Title of the Representative	Beat Lieberherr, the Representative
(6)	Capital	467,847,857 Euros
(7)	Major Shareholder and Shareholding Ratio	Roche Finance Ltd: 100%

(8)	Relationship between the Offeror and the Company	Capital Relationship	The Offeror is the parent of the Company holding approximately 50.1% (280,293,245 shares) of the issued and outstanding shares of the Company (as of December 31, 2007). The Offeror also holds the Company's bonds with stock acquisition rights valued at 300 million yen (as of December 31, 2007), and the number of the shares to be issued upon the exercise of the stock acquisition rights attached thereto is 224,556 in total (as of December 31, 2007).
		Personnel Relationship	There is no personnel relationship between the Offeror and the Company. However, some of the board members of the Company, namely Christopher Murray (Executive Vice President), Franz B. Humer, William M. Burns, Jonathan K.C. Knowles, and Erich Hunziker are the officers or employees of Roche Holding Ltd, which indirectly holds all of the issued and outstanding shares of the Offeror, or F. Hoffmann-La Roche Ltd which is a subsidiary of Roche Holding Ltd.
		Business Relationship	The Company pays the stock dividend and the interest of the Company's bonds. Under the agreement with the Offeror, the Company has become the sole pharmaceutical operating company of Roche Group in Japanese market and is in alliance with them in the areas including joint R&D, introduction (in/out) of newly developed products, and procurement of products and raw materials.
		Status as a Related Party	The Company is a consolidated subsidiary of the Offeror and falls under the category of its Related Party.

2. Opinion on the Tender Offer; Reasons for and Grounds of the Opinion

(1) Opinion on the Tender Offer

Chugai resolved at the meeting of its Board of Directors held on May 23 , 2008, to endorse the tender offer for Chugai's shares to be made by Roche Pharmholding B.V. [headquartered in The Netherlands] ("Roche Pharmholding") and to leave the decision whether to tender for the Tender Offer to the discretion of each shareholder.

(2) Reasons for the Opinion on the Tender Offer

F. Hoffmann-La Roche Ltd [Head Office: Switzerland] (hereafter "Roche") and its affiliates (hereafter, the "Roche Group") are one of the world's leading enterprises in the fields of pharmaceuticals and diagnostics. The Roche Group is an innovator of products and services for the early detection, prevention, diagnosis, and treatment of diseases. The Roche Group is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders, and diseases of the central nervous system. In fiscal 2007,

the Roche Group had sales of 46.1 billion Swiss Francs and invested over 8.4 billion Swiss Francs in research and development.

In Japan, the world's second largest pharmaceutical drug market following the U.S., Roche Pharmholding signed, in December 2001, a Basic Alliance Agreement (hereafter the "Basic Agreement") with Chugai to establish a strategic alliance centering on the integration of their pharmaceutical drug businesses. At the same time, based on the Japan Umbrella Rights Agreement signed by Chugai and Roche, Chugai became the sole pharmaceutical business company of Roche Group in Japan, and has the first right of refusal on the development and marketing in Japan of all development compounds advanced by Roche Group.

Under the Rest of the World Umbrella Rights Agreement signed by Chugai and Roche in May 2002, Roche has the right of first refusal on the development and marketing of Chugai's development compounds in markets outside of Japan, excluding South Korea, in cases where Chugai determines that it requires a partner for such activities.

Also, in September 2002, Roche and Chugai signed research cooperation agreements for biotechnology based drug discovery and small molecular synthetic drug research.

In line with these agreements, Roche Pharmholding acquired 50.1% of the shares in Chugai in October 2002, while Chugai merged with Nippon Roche K.K., thus commencing the strategic alliance based on the Basic Agreement.

Following the merger, Chugai, as a specialized pharmaceutical drug company, has focused on creating its own highly innovative drugs based on its strength in antibody drug research and small molecular drug discovery, and at the same time has worked to enhance its clinical development pipeline and product lineup in oncology and other therapeutic areas through collaboration with Roche. In these ways, Chugai has endeavored to establish a top-caliber competitive franchise in Japan. As a result, Chugai has now reached the stage where the fruits of the Alliance are being realized in significant ways. For example, in fiscal 2007 three drug candidates -- two in the area of oncology and one in diabetes -- were licensed out to Roche from among development stage projects. In addition, applications were filed in Europe and the United States for approval of Actemra, Chugai's proprietary antibody drug for which it has signed an overseas joint development and promotion agreement with Roche. During the same year in Japan, Chugai launched the anti-cancer drugs Avastin and Tarceva, which are licensed in from Roche.

The alliance between Chugai and Roche Group represents a new business model that differs from conventional practices in corporate acquisitions and the formulation of joint ventures. Although Chugai is a consolidated subsidiary of Roche Pharmholding, as an independent listed company, all management decisions of Chugai are made based on the principle of self-governance. Also, all transactions with the Roche Group are conducted in a fair manner on an arms-length basis.

As of the end of March 2008, Chugai's Board of Directors consists of fourteen members, five of whom are from Roche Group, including one full-time director. Chugai maintains its management autonomy since the number of directors from Roche Group is smaller than a half of the number of all directors. Also, from the standpoint of further increasing management autonomy and objectivity, Chugai has three outside directors who do not belong to the Roche Group.

Six joint committees, including the Management Committee, have been established between Chugai and Roche, and they meet regularly to deepen mutual understanding and strengthen cooperation. Personnel exchanges are actively implemented at various levels including management level, and friendly relations are maintained between Chugai and Roche.

Chugai targets ¥460 billion in consolidated revenues and ¥80 billion in consolidated operating income in the fiscal year ending December 2012 in "Sunrise 2012", Chugai's Mid-Term Business

Plan for fiscal 2008 through fiscal 2012. To achieve these goals, it is important for Chugai to further enhance its competitiveness by making full use of its strengths and its close and cooperative relationship with Roche.

We believe that the proposed increase in the share holding ratio held by Roche Pharmholding in Chugai would make it possible to further enhance the relationship between Chugai and Roche Group along with establishing a robust management foundation.

Furthermore, this increase in the share holding ratio complies with the Basic Agreement. Chugai and Roche Pharmholding agreed on the "Restriction on the purchase of Chugai common shares" in the Basic Agreement. According to the agreement, Roche Group will not raise its share holding ratio (i) above 50.1% for the first five years after the merger (until September 30, 2007), and (ii) above 59.9% for the next five years (until September 30, 2012). On and after the tenth year from the merger, there is no restriction regarding increases in the share holding ratio, but both companies have agreed to cooperate to maintain Chugai's listing on the First Section of the Tokyo Stock Exchange.

Chugai believes that Chugai can expand its profits and increase corporate value by pursuing synergies with Roche Group more aggressively after this tender offer. In addition, since the proposal is in accordance with the Basic Agreement, Chugai resolved, at the Board of Directors meeting, to endorse the tender offer.

The purchase price of the Tender Offer was determined by the Offeror, by considering factors such as the recent trends in Chugai's share price; and Chugai has not requested a third party assessment of Chugai's share price, nor has it independently confirmed whether this offer price reflects the fair value of Chugai's shares. In this regard, although having determined that the Offeror's purchase of additional shares in Chugai at a certain level would contribute to enhancing Chugai's corporate value, the Board of Directors of Chugai resolved that they would leave the decision whether to tender for the Tender Offer, to the discretion of each shareholder.

(3) The measures taken to assure the Fairness of the Offer Price and to prevent a Conflict of Interests

Given the fact that certain members of the Board of Directors, namely Christopher Murray (Executive Vice President), Franz B. Humer, William M. Burns, Jonathan K.C. Knowles and Erich Hunziker are the officers or employees of Roche Holding Ltd., which indirectly holds all of the issued and outstanding shares of the Offeror, or Roche, a subsidiary of Roche Holding Ltd,. these five members, in order to prevent a conflict of interests, refrained from participating in discussions and resolution at the meeting of the Board of Directors and from taking part in discussion or negotiation with the Offeror from the standpoint of the Company.

(4) Likelihood of Delisting

The Offeror has set a maximum limit to the number of shares sought in this Tender Offer (54,930,326 shares) and has no intention of letting the Company become delisted from the stock exchange. In addition, as mentioned above, the Basic Agreement provides that Roche Group shall cooperate and make reasonable efforts required to maintain the Company's listing on the First Section of the Tokyo Stock Exchange; thus the Company will continue to be listed after the completion of the Tender Offer. At this stage, the Offeror has no plan to acquire additional shares in the Company after the completion of this Tender Offer.

The Company, while supporting the Offeror's basic policies for group management as a consolidated subsidiary of the Offeror which will hold the majority of voting rights after the

completion of the Tender Offer, will continue its autonomous corporate activities using self-initiative and mobility, securing its independence of management as a public company, and pursuing the maximum benefits of the entire shareholders as well as sustainable increase of the corporate value.

(5) Outlook on the Impact of the Tender Offer

There will be no material impact of the Tender Offer on the performance, management, research and development, capital expenditure and other matters of the Company.

3. Description of Profit Offerings by the Offeror or Its Specially Related Parties

Not applicable.

4. Policies Concerning the Basic Policy of Control over the Company

Not applicable.

5. Questions Addressed to the Offeror

Not applicable.

6. Request of Extension of the Tender Offer Period

Not applicable.

7. Press Release of the Tender Offeror

See the attached document.

8. Contact for individual shareholders

Those who are seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by Nikko Cordial Securities Inc. is in service to respond to shareholders' queries regarding the procedures for tendering.

► Nikko Contact Center for individual shareholders use only

Toll Free Dial: 0120-250-959

Period: Tender offer period (expected to be from May 23, 2008 to June 23, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays in Japan.)

(Note) To request application forms for the tender offer, shareholders should contact the call center in person.

May 23, 2008

Roche Pharmholding B.V.

Roche Pharmholding B.V. Announces Commencement of Tender Offer

Roche Pharmholding B.V. (the "Tender Offeror" or the "Company"), an indirect wholly-owned subsidiary of Roche Holding Ltd based in Basel, Switzerland, hereby announced that it decided today that it would launch a tender offer for Shares of Common Stock (the "Tender Offer") of Chugai Pharmaceutical Co., Ltd. (listed on the first section of the Tokyo Stock Exchange, code 4519, hereinafter called the "Target").

1 Purpose of the Tender Offer

The Tender Offeror is an indirect, wholly-owned subsidiary of Roche Holding Ltd based in Basel, Switzerland. The Tender Offeror is a limited company formed under the laws of the Netherlands for the purpose of holding shares of certain Group companies which are based in countries other than Switzerland. As of December 31, 2007, the Tender Offeror holds approximately 50.1% of the total number of issued shares of the Target.

The Tender Offeror and its affiliates (collectively, the "Group" or the "Roche Group") are one of the world's leading global, research-focused health care enterprises in the fields of pharmaceuticals and diagnostics. The Group is an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases. The Group is the world-leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007, the Group had sales of 46.1 billion Swiss Francs and invested over 8.4 billion Swiss Francs in research and development. Worldwide, the Group employs approximately 78,500 people.

The Group's pharmaceutical activities in Japan, the second largest pharmaceutical market in the world, have been carried out by the Target since October 2002. At that time, the Tender Offeror, acquired ownership of approximately 50.1% of the shares in the Target through a series of transactions that included a tender offer and a merger of Nippon Roche K.K., the Group's pre-existing Japanese affiliate, with and into the Target. Since October 2002, the Target is a member of the Group and forms a strategic alliance with the Roche Group (the "Alliance").

The Alliance is formed via a number of agreements. The Basic Alliance Agreement executed as of December 10, 2001 (the "BAA") between the Tender Offeror and the Target has established the Target as the Group's sole pharmaceutical enterprise in Japan and describes the governance principles among the Target and the Group. The Japan Umbrella Rights Agreement executed as of the same date between F. Hoffmann-La Roche Ltd and the Target provides the Target with the exclusive right to launch and market Roche Group's pharmaceutical products in Japan. The Rest-of-the world Umbrella Rights Agreement executed as of May, 2002 between F. Hoffmann-La Roche Ltd and the Target provides Roche Group with certain rights to develop, launch and market the Target's products outside of Japan (excluding the Republic of Korea). In addition to the foregoing, the Alliance provides for co-operation in research, development, manufacturing, finance, accounting and other areas. As described above, through the Alliance, the Tender Offeror intends to establish the Target as a leading Japanese integrated pharmaceutical company with the support of the Group as the Target's primary commercial partner and majority shareholder. The Tender Offeror currently has no plans to make any significant changes in the business policies of the Target after the Tender Offer.

During its first five years of operation, the Alliance had made significant progress toward its goals. For example, in 2003, Roche Group and the Target agreed to jointly develop and the Target to co-promote in certain countries Actemra, the Target's proprietary antibody drug. In 2007, three drug candidates — two in the area of oncology and one in diabetes — were licensed to Roche Group from among the Target's development stage projects. During the same year, in Japan, the Target launched the anti-cancer drugs Avastin and Tarceva, which are licensed-in from Roche Group.

After more than five years into the Alliance, the Tender Offeror now desires to strengthen the cooperative

relationship by having the Tender Offeror acquire additional capital contribution of the Target. The Tender Offeror and the Target have contemplated this possibility already upon establishment of the Alliance, as the BAA signed in 2001 permits the Tender Offeror to increase its ownership to 59.9% at any time following the fifth anniversary of the closing of the Alliance.

The Tender Offeror chose a tender offer as the means for the increase in the Tender Offeror's capital contribution, because the Tender Offeror would like to provide all of the shareholders with the opportunity to convert their shares under equitable and uniform conditions. Following the successful completion of the transaction, the Tender Offeror will own in maximum 59.9% of the total number of issued shares of the Target.

The Tender Offer Price of ¥1,730 per share, represents a premium of 35.4% (rounded to the nearest 0.1%) over ¥1,278, which is the average closing price of the Common Stock of the Target on the first section of the Tokyo Stock Exchange for the three-month period ending May 21, 2008, a premium of 18.7% (rounded to the nearest 0.1%) over ¥1,458, which is the average closing price of Common Stock of the Target for the one-month period ending May 21, 2008, and a premium of 11.7% (rounded to the nearest 0.1%) over ¥1,549, which is the closing price of Common Stock of the Target on May 21, 2008, two days prior to announcement of the Tender Offer.

The Tender Offeror has for now, no plan to purchase additional shares in the Target after purchasing 54,930,326 shares in the Target as a result of the Tender Offer, i.e., the "Maximum Number of Shares to be Purchased on Fully Diluted Basis" in the Tender Offer. In addition, the Tender Offeror has made no decision on possible purchases of additional shares in the Target in the event that the number of tendered shares does not reach 54,930,326.

(Note 1) The Tender Offer will be conducted in order to purchase Shares of the Common Stock of the Target, a company incorporated in Japan. The Tender Offer will be conducted in compliance with the procedures prescribed by the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended)(the "Law") and related disclosure standards. However, these procedures and standards are not necessarily identical to those in the United States of America. In particular, Sections 13(e) and 14(d) of the U.S. Securities Exchange Act of 1934 and the Rules and Regulations thereunder shall not apply to the Tender Offer, and the Tender Offer may or may not be conducted in compliance with any procedure or standard thereunder.

(Note 2) This press release contains forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 ("Forward-Looking Statements"). Due to known or unknown risks, uncertainties, or other factors, actual results may materially differ from any forecast expressly or implicitly indicated as a Forward-Looking Statement contained herein. Neither the Tender Offeror nor any of its affiliates guarantee that any forecast expressly or implicitly indicated as a Forward-Looking Statement will ultimately be accurate. Any Forward-Looking Statement has been prepared based on information held by the Tender Offeror as of the date hereof, and the Tender Offeror and its affiliates do not intend, and disclaim any obligation, to update or modify any such statement in order to reflect future events or developments, except as may be required by any applicable laws and regulations or financial instruments exchange rules.

(Note 3) Rule 14e-5 under the U.S. Securities Exchange Act of 1934 prohibits a "covered person", including the Target, from purchasing any shares of the Target outside of the Tender Offer while the Tender Offer remains open, subject to certain exceptions. The U.S. Securities and Exchange Commission has granted a limited exception on behalf of any Japanese target that is a "covered person" that is required to make purchases of its shares constituting less than one unit from the holders of such shares during the relevant period pursuant to the Company Law of Japan. The Tender Offeror understands that the Target intends to comply with its obligation to make such purchases. The total number of shares constituting less than one unit as of December 31, 2007 that is entered in the Securities Report for the Fiscal Year ended December 2007 filed by the Target on March 27, 2008 is 318,361 shares.

2 Information concerning the Target

(1) Profile of the Target

①	The Name of the Target	Chugai Pharmaceutical Co., Ltd.	
②	Main Business	Research, development, manufacture, delivery and trading of Pharmaceutical products	
③	Established	May, 1943	
④	Head Office	1-1, Nihonbashi Muromachi 2-chome, Chuo-ku, Tokyo	
⑤	Name and Title of Representatives	Osamu Nagayama Chairman, President & CEO	
⑥	Amount of Paid-in Capital	72,947 million yen (as of December 31,2007)	
⑦	Major Shareholders and Ownership ratio (as of December 31, 2007)	Roche Pharmholding B.V. (Standing Proxy: Nishimura & Asahi)	50.08%
		JP Morgan Chase Bank 380055 (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Clearance Office)	4.19%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.35%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.28%
		The Chase Manhattan Bank, N.A. London SL Omnibus Account (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Clearance Office)	1.69%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.35%
		State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd., Kabutocho Securities Clearance Office)	1.06%
		InvestorsBank (Standing Proxy: Standard Chartered Bank)	0.88%
		BNP PARIBAS Securities (Japan) Limited Representative in Japan: Yusuke Yasuda	0.81%
		Japan Trustee Services Bank, Ltd. (Trust Account 4)	0.68%
⑧	Relationship with the Company	Capital Relationship	The Company owns 280,293 thousand shares of the Target (approximately 50.1% of the outstanding shares as of December 31, 2007). The Offeror also holds the Company's bonds with share purchase warrants (as of December 31, 2007, valued at 300 million yen, and the number of the shares to be issued upon the exercise of the share purchase warrants attached thereto is 224,556 in total).
		Personnel Relationship	Roche Group seconds 5 directors to the Target.
		Business Relationship	Roche Group and the Target keep a strategic alliance, based on the BAA.
		Related Party Status	The Target is the Company's consolidated subsidiary.

(2) Tender Offer Period

(i) Initial term as of statement submission date

Tender Offer Period	From Friday, May 23, 2008 to Monday, June 23, 2008 (22 business days)
Date of Public Notice	Friday, May 23, 2008

(ii) Possibility of extension of Tender Offer Period upon request of the Target

The Period of Tender Offer shall be From May 23, 2008 to July 4, 2008 (31 business days) in the case where the Report Concerning the Expression of Opinion which states that the Target demands an extension of the Tender Offer Period is filed by the Target pursuant to Article 27-10, Paragraph 3 of the Law.

(iii) Contact to Confirm Period Extension

Contact: Nikko Citigroup Limited

1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Telephone: 03-6270-4250

Time: 9:00 a.m. to 5:00 p.m. of weekday
(excluding Saturday, Sunday and National Holidays)

(3) Price of Tender Offer, Etc.

1,730 yen per Share of Common Stock

(4) Basis of the tender price

(i) Calculation Basis

The Tender Offeror determined reference value ranges for the Tender Offer Price by conducting an analysis of the Target shares using valuation methodologies such as i) Historical Trading Range Analysis; and ii) Public Comparable Companies Reference Valuation.

The reference ranges derived from the aforementioned valuation methods are, on a per share basis, as follows:

(i) Historical Trading Range Analysis. The Tender Offeror analyzed the trading ranges of the closing prices of the Target shares for periods of 1 month (¥1,243 to ¥1,560), 3 months (¥1,087 to ¥1,560) and 6 months (¥1,087 to ¥1,953) on and prior to May 21, 2008 (the "Base Date"), which is the day two days prior to the day on which the Tender Offeror is to issue a press release announcing the Tender Offer. In addition, the Tender Offeror also analyzed trading ranges of closing share prices for the following two periods leading up to the Base Date: a) from January 31, 2008 (¥1,087 to ¥1,560), the day immediately after the day on which the Target announced its fiscal year results and b) from April 23, 2008 (¥1,353 to ¥1,560), the day immediately after the day on which the Target announced the amendment of its estimates for FY2008.

(ii) Public Comparable Companies Reference Valuation. An implied public market share price was derived using the Public Comparable Companies method, by comparing share price and profitability of other public companies engaged in businesses similar to the Target to the forecasted profitability of the Target. The reference share price range was calculated at ¥1,057 per share to ¥1,264 per share by using Target's 2008 estimated net income and at ¥1,021 per share to ¥1,228 per share by using Target's 2008 estimated EBITDA.

The Tender Offeror also considered a third valuation approach, called a Tender Offer Premiums Paid Analysis, however elected not to take this approach into account in determining the Tender Offer Price. Under this methodology, the Tender Offeror considered both announced and closed tender offer transactions over the past several years in which the target companies were domestic (Japanese) companies, in which the tender offerors owned greater than 50% of the equity of the target companies prior to the transactions, and in which the tender offerors owned less than two-thirds of the equity of the target companies following the completion of the tender offer transactions. However, the Tender Offeror found that there were very few comparable tender offers during this time period which met these criteria. Therefore, the Tender Offer concluded that it would not take this analysis into consideration in determining the Tender Offer Price.

The Tender Offeror determined the Tender Offer Price of ¥1,730 per share after taking into consideration a) the results of the reference value ranges calculated above; b) that a certain premium should be added to the current stock price level given the expectation of the results of the Tender Offer and the positive effects of the ongoing strategic alliance with the Target. The Tender Offer Price of ¥1,730 per share, represents a premium of 35.4% over ¥1,278, which is the average closing price of the Common Stock of the Target on the first section of the Tokyo Stock Exchange for the three-month period ending May 21, 2008, a premium of 18.7% over ¥1,458, which is the average closing price of Common Stock of the Target for the one-month period ending May 21, 2008, and a premium of 11.7% over ¥1,549, which is the closing price of Common Stock of the Target on May 21, 2008, two days prior to announcement of the Tender Offer.

(ii) Calculation Background

The Roche Group and the Target entered into the BAA on December 10, 2001 in order to realize the strategic alliance which aimed to integrate Roche's and Target's pharmaceutical businesses in the Japanese market. The Tender Offeror, as affiliated company of the Roche Group, currently owns approximately 50.1% of the total number of issued shares of the Target's shares, through a series of transactions including the third party allotment, the merger with Nippon Roche K.K. and the previous tender offer, all of which were specified in the Basic Alliance Agreement.

The Basic Alliance Agreement between Roche Group and the Target permits the Roche Group to purchase additional shares of the Target up to 59.9% of the issued shares of the Target on or after October 1, 2007. As such, the Roche Group has decided to raise its ownership of Target in order to promote the strategic alliance between the Roche Group and the Target.

(The Tender Offer Price)

On May 22, 2008, the Tender Offeror resolved to determine the Tender Offer Price of ¥1,730 per share after taking into consideration a) the results of the reference value ranges calculated above and; b) that a certain premium should be added to the current stock price level given the expectation of the results of the Tender Offer and the positive effects of the ongoing strategic alliance with the Target. The Tender Offeror did not retain an independent party to provide a valuation of the Target.

(iii) The relationship with the valuation agency

The Tender Offeror did not ask a third party for a valuation of the shares of the Target.

(5) Number of Share Certificates, Etc. Scheduled for Tender Offer

Expected Number of Shares to be Acquired if Converted into Shares (if any)	Minimum Number of Shares to be acquired if Converted into Shares (if any)	Maximum Number of Shares to be Acquired if Converted into Shares (if any)
54,930,326 (shares)	— (shares)	54,930,326 (shares)

(Note 1) If the total number of tendered shares is the "Number of Shares to be Purchased on Fully Diluted Basis" (54,930,326 shares) or less, all of the tendered shares will be purchased. If the total number of tendered shares exceeds the "Maximum Number of Shares to be Purchased on Fully Diluted Basis" (54,930,326 shares), all or a part of such excess portion will not be purchased and the Tender Offeror will conduct deliveries and receipts of the tendered shares and other settlements in the manner of purchasing shares on a pro-rata basis in accordance with Article 27-13 Paragraph 5 of the Law and Article 32 of the Cabinet Office Ordinance Concerning Disclosure of the Tender Offer of Shares, Etc., by Non-Issuer (Ordinance of Minister of Finance No. 38 of 1990, as amended)(the "Cabinet Office Ordinance").

(Note 2) The Tender Offeror will not purchase any of the treasury shares held by the Target through the Tender Offer.

(Note 3) Shares constituting less than one unit are also subject to the Tender Offer. However, Tendering Shareholders are required to deposit share certificates at the time of tendering the shares (if shares constituting less than one unit are held by Japan Securities Depository Center, Inc. through the Tender Offer Agent, Tendering Shareholders, etc. are not required to deposit share certificates). The Target may repurchase its Shares during the Tender Offer Period from any shareholder who exercises a shareholder's right under the Company Law of Japan to require the Target to repurchase Target Shares constituting less than one unit. The Target is required to make any such repurchases at a price equal to the market price for its Shares.

(Note 4) There is a possibility that any Share Purchase Warrant could be exercised by the end of the Tender Offer period. Shares of the Target's Common Stock issued or transferred upon the exercise of such right or warrant are also subject to the Tender Offer.

(6) Proportion of Ownership of Shares Certificate after the Tender Offer

Number of Voting Rights represented by Shares, etc. Owned by the Tender Offeror before the Tender Offer	2,805,177	(Percentage of Voting Rights represented by Shares, etc. to be Purchased divided by the Number of Voting Rights of All Shareholders, etc. 51.64%)
Number of Voting Rights represented by Shares, etc., to be Purchased	549,303	(Percentage of Ownership of Shares, etc., after the Tender Offer 61.71%)
Total Number of Voting Rights of All Shareholders, etc. of the Target	5,444,807	

(Note 1) "Number of Voting Rights represented by Shares, etc. to be Purchased" is the number of voting rights represented by the 54,930,326 shares to be purchased under the Tender Offer.

(Note 2) "Total Number of Voting Rights of All Shareholders, etc. of the Target" is based on the total number of voting rights of the shareholders as of December 31, 2007, as stated in the Securities Report for the FY 2007 period filed by the Target on March 27, 2008. However, since shares constituting less than one unit are subject to the Tender Offer, for the purposes of the calculation of the "Percentage of Voting Rights represented by Shares, etc. to be Purchased divided by the Number of Voting Rights of All Shareholders, etc." and the "Percentage of Ownership of Shares, etc., after the Tender Offer", the "Number of Voting Rights of All Shareholders, etc. of the Target" is 5,447,990, including the number of voting rights represented by shares constituting less than one unit (3,183 voting rights represented by the shares (318,315) as calculated by deducting the number of shares constituting less than one unit held by the Target (46 shares) that are not subject to the Tender Offer from the aggregate number of shares constituting less than one unit (318,361 shares) as of December 31, 2007 as stated in the above-mentioned Securities Report) (the number of shares constituting one unit is 100 for the Target).

(Note 3) Since shares owned by Parties having Special Relationships with the Tender Offeror (excluding the treasury shares owned by the Target) are subject to the Tender Offer, if Parties having Special Relationships tender their shares, all or, in the case where the pro-rata method is applied, a part of such shares will be purchased. If such purchase is effected, "Percentage of Ownership of Shares, etc., after the Tender Offer" will ultimately fall below 61.71%.

(Note 4) The "Percentage of Voting Rights represented by Shares, etc. to be Purchased divided by the Number of Voting Rights of All Shareholders, etc." and the "Percentage of Ownership of Shares, etc., after the Tender Offer" are rounded to two decimal points.

(7) Funds, Etc. Required for the Tender Offer, Etc.

Purchase Price (yen)	Approximately 95,029 million

(8) Commencement Date of Settlement

(i) Name and Location of Head Office of Securities Company, Bank, etc. to Settle the Tender Offer.

Nikko Citigroup Limited 1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc. 3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

(ii) Commencement Date of Settlement

Friday, June 27, 2008

(iii) Settlement Procedure

A notice of purchase will be mailed to the address or location of shareholders wishing to tender their share certificates in the Tender Offer (the "Tendering Shareholders") (or the standing proxy in the case of shareholders and other parties who reside outside of Japan (including corporate shareholders, hereinafter referred to as the "Non-Resident Shareholders")) promptly after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent or the Sub-Agent will, in accordance with the shareholder's instructions, remit the purchase price for share certificates promptly after the settlement commencement date to the account designated by the Tendering Shareholder (or the standing proxy in the case of Non-Resident Shareholders).

(9) Other Conditions and Procedures Relating to the Tender Offer.

(i) Existence and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law

If the total number of shares tendered in this Tender Offer exceeds the number listed above under the "Maximum Number of Shares to be Purchased on Fully Diluted Basis", none of the excess shares will be purchased, and settlement through delivery or other such means of settlement in respect of a tender offer for shares will be conducted through the Pro Rata Method prescribed in Article 27-13, Paragraph 5 of the Law and Section 32 of the Cabinet Office Ordinance. (If a portion of a particular number of shares tendered consists of shares constituting less than a whole unit, the number of shares purchased calculated according to the Pro Rata Method shall be the maximum number of shares tendered.) If the total number of shares to be purchased from all Tendering Shareholders is calculated pursuant to the Pro Rata Method, in which shares constituting less than a whole unit are rounded off, and as a result, such total number of shares to be purchased becomes less than the "Maximum Number of Shares to be Purchased on Fully Diluted Basis," the Tender Offeror will purchase a whole unit from each tendering shareholder, in descending order, beginning with the shareholders that own the most rounded-off number of shares, until the total number of shares to be purchased is equal to the number listed under the "Maximum Number of Shares to be Purchased on Fully Diluted Basis." (If, by purchasing units, the Tender Offeror will exceed the number of shares tendered in the Tender Offer, the Tender Offeror will then purchase shares until the number of shares to be purchased is equal to the number of shares tendered.)

However, if the Tender Offeror purchases units from all Tendering Shareholders who hold equal numbers of shares that were rounded-up, and the results of such purchase exceed the "Maximum Number of Shares to be Purchased on Fully Diluted Basis" the Tender Offeror will select, by lottery, the shareholders whom the Tender Offeror will purchase units from, to the extent that the total number of shares to be purchased is no less than the "Maximum Number of Shares to be Purchased on Fully Diluted Basis." If the total number of shares to be purchased from all Tendering Shareholders is calculated pursuant to the Pro Rata Method, in which shares constituting less than a whole unit are rounded off, and as a result, such total number of shares exceeds the "Maximum Number of Shares to be Purchased on Fully Diluted Basis," the Tender Offeror will decrease, by a whole unit, the number of tendered shares from each tendering shareholder, in descending order, beginning with the shareholders that own the most rounded-up number of shares, when rounded, until the total number of shares to be purchased is equal to the "Maximum Number of Shares to be Purchased on Fully Diluted Basis." (If a part of the total number of shares to be purchased, as calculated by the Pro Rata Method consists of shares constituting less than a whole unit, the relevant number of shares will be decreased.) However, if the Tender Offeror decreases the number of shares purchased from all tender shareholders who hold equal numbers of shares that were rounded-up, and the result is less than the "Minimum number scheduled to be purchased, represented by shares," the Tender Offeror will select, by lottery, the shareholders whose number of shares to be purchased by the Tender Offeror will be decreased, to the extent that the total number of shares to be purchased is no less than the "Minimum number scheduled to be purchased, represented by shares."

(ii) Existence of Conditions for Withdrawal, etc. of the Tender Offer, Details thereof, and Manner of Disclosing Withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9 and Items 1.12 through 1.18, Item 2, Items 3.1 through 3.8, Item 4 and Item 5, as well as Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order of the Financial Instruments and Exchange Law (Cabinet Order No. 321 of 1965, as amended)(the "Enforcement Order"), the Tender Offeror may withdraw the Tender Offer during the Tender Offer Period. Should the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give notice through electronic disclosure and notify the disclosure in The Nihon Keizai Shimbun; provided, however, that, if it is impracticable to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance and give public notice forthwith.

(iii) Existence of Conditions for Reducing the Tender Offer Price, Details thereof, and Manner of Disclosing Reduction

Pursuant to Article 27-6, Paragraph 1, Section 1 of the Law, if the Target takes any action enumerated in Article 13, Paragraph 1 of the Enforcement Order, the Tender Offeror may reduce the purchase price of the Tender Offer through the methods provided in Article 19, Paragraph 1 of the Cabinet Office Ordinance. Should the Tender Offeror intends to reduce the purchase price of the Tender Offer, the Tender Offeror will give notice through electronic disclosure and notify the disclosure in The Nihon Keizai Shimbun; provided, however, that, if it is impracticable to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance and give public notice forthwith. If the purchase price is reduced, the Tender Offeror will purchase any and all shares or other securities tendered prior to the announcement of such change at the amended purchase price.

(iv) Matters regarding Right of Tendering Shareholders, etc. to Cancel Agreement

The Tendering Shareholders may, at any time during the Tender Offer Period, cancel an application for the Tender Offer. In case of such cancellation, the Tendering Shareholders must deliver or mail a written request for the cancellation of the application for the Tender Offer (the "Written Request for Cancellation"), enclosing the Receipt of Application for the Tender Offer (if one was received), to one of the entities listed below by 15:30 on the last day of the Tender Offer Period. If by mail, the cancellation of the acceptance of the Tender Offer will not be effective unless the Written Request for Cancellation is delivered to one of the entities listed below by 15:30 on the last day of the Tender Offer Period. (The hours in which each branch office of Nikko Cordial Securities Inc. operates and manages investment securities differ. Please confirm, in advance, details such as the business hours of the branch office you wish to visit).

No compensation for damages or penalty payments shall be claimed against any tendering shareholder by the Tender Offeror in the event that the application by the tendering shareholder is canceled. The cost of returning the share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

Entities authorized to receive the Written Request for Cancellation:

Nikko Citigroup Limited

1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.

3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

(and other branch offices of Nikko Cordial Securities Inc. located in Japan)

(v) Manner of Disclosure in case of a Modification of Conditions, etc. of the Tender Offer

Except in the instance forbidden by Article 27-6 of the Law and Article 13 of the Cabinet Office Ordinance, the Tender Offeror may change the conditions or other terms of the Tender Offer. Should any terms or conditions of the Tender Offer be changed, the Tender Offeror will give public notice thereof through electronic disclosure and notify the disclosure in The Nihon Keizai Shimbun; provided, however, that, if it is impracticable to make such notice within the Tender Offer Period, the Tender Offeror will make a public announcement in accordance with Article 20 of the Cabinet Office Ordinance and give public notice forthwith. The purchase of the shares tendered on or prior to such public notice will also be made in accordance with the terms and conditions, as amended.

(vi) Manner of Disclosure upon Filing of an Amendment to the Registration Statement

If an Amendment Statement is submitted to the Director-General of the Kanto Local Finance Bureau, except in the circumstances provided for under the proviso of Article 27-8, Paragraph 11 of the Law, the Tender Offeror will forthwith make a public announcement of the contents thereof to the extent relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the Cabinet Office Ordinance. The Tender Offeror will also forthwith amend the Tender Offer Explanatory Statement and provide the

Amended Tender Offer Explanatory Statement to the Tendering Shareholders who have received the previous Tender Offer Explanatory Statement. If, however, the amendments are limited, the Tender Offeror, instead of providing an Amended Tender Offer Explanatory Statement, may prepare and deliver, to the tendering shareholders, a document stating the reason(s) for the amendments, the matters amended and the details thereof.

(vii) Manner of Disclosure of Results of the Tender Offer:

The Tender Offeror will make a public announcement regarding the results of the Tender Offer, in accordance with Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance, on the day following the last day of the Tender Offer Period.

(10) Date of Public Notice

Friday, May 23, 2008

(11) Tender Offer Agent

Nikko Citigroup Limited 1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

The tender offer agent appointed the following sub-agent and delegated part of its business:

Nikko Cordial Securities Inc. 3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

3 Other

(1) Existence of Agreements Between the Offeror and the Target or its Directors and the Details of any such Agreements

The Target and the Tender Offeror have agreed in the BAA to restrict the Tender Offeror's ability to acquire additional shares in the Target as follows:

(1) During the period starting from October 1, 2007 and ending on September 30, 2012, the Tender Offeror must ensure that it and any of its affiliates shall not directly or indirectly acquire additional shares of the Target in order to increase their aggregate shareholding ratio to above 59.9% of the issued shares of the Target without the prior approval of the Board of Directors of the Target.

(2) From and after October 1, 2012, there shall be no restrictions on the Tender Offeror and its affiliates increasing their shareholding ratio.

(3) The Tender Offeror and each of its affiliates (i) shall cooperate with the Target in maintaining the listing of the Target's common stock on the first section of the Tokyo Stock Exchange, and (ii) shall take all reasonable actions to ensure this maintenance.

(2) Other information that is useful for investors to conclude the application

Not applicable.

Chugai Pharmaceutical shareholders:

Chugai Pharmaceutical shareholders seeking further information on the procedures for tendering may contact the tender offer agent, Nikko Citigroup Limited, or the tender offer sub-agent, Nikko Cordial Securities Inc. For individual shareholders, Nikko Contact Center which is operated by Nikko Cordial Securities Inc. is in service to respond to shareholders' queries regarding the procedures for tendering.

► Nikko Contact Center for individual shareholders use only

Toll Free Dial: 0120-250-959

Period: Tender offer period (expected to be from May 23, 2008 to June 23, 2008) from 9 a.m. to 5 p.m. (Except for Saturday, Sunday and national holidays in Japan.)

(Note) To request application forms for the tender offer, shareholders should contact the call center in person.

Translation

June 24, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Announcement of Result on the Tender Offer for the Shares of Chugai Pharmaceutical Co., Ltd. by Roche Pharmholding B.V.

From May 23, 2008 (Friday) to June 23, 2008 (Monday), for 22 business days, Roche Pharmholding B.V. (the "**Tender Offeror**") conducted a tender offer (the "**Tender Offer**") for the common shares of Chugai Pharmaceutical Co., Ltd ("Chugai"). The result of the Tender Offer can be found in the attached press release of the Tender Offeror.

"The Percentage of Ownership of Shares, etc. after the Tender Offer," which is stated as 61.71% in the attached press release includes "shares owned by parties having special relationships with the Tender Offeror" (including the shares owned through the Employees Stock Ownership Plan or Officers Stock Ownership Plan of Chugai and excluding the treasury shares owned by Chugai.) Excluding these shares, the total ownership of the Tender Offeror will be 59.90% of the total outstanding shares.

treasury shares owned by the Target) is included in "Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror before the Tender Offer" and "Number of Voting Rights Represented by Share s, etc. Owned by the Tender Offeror after the Tender Offer". Such number of voting rights is also considered in the calculation of "Percentage of Ownership of Shares, etc. before the Tender Offer" and "Percentage of Ownership of Shares, etc. after the Tender Offer".

(Note 3) "Percentage of Ownership of Shares, etc. before the Tender Offer" and "Percentage of Ownership of Shares, etc. after the Tender Offer" is rounded to two decimal points.

(4) Calculation for Purchase Pursuant to the Pro Rata Method

Because the total number of shares tendered in the Tender Offer (91,863,474 shares) exceeded the Number of Shares to be Purchased on Fully Diluted Basis, represented by shares (54,930,326 shares), as described in the "Public Notice of Commencement of Tender Offer" and the "Tender Offer Registration Statement", all or a part of such excess portion will not be purchased, and settlement through delivery or other such means of settlement in respect of a tender offer for shares will be conducted through the Pro Rata Method prescribed in Article 27-13, Paragraph 5 of the Law and Section 32 of the Cabinet Office Ordinance.

Because the total number of shares to be purchased from all shareholders wishing to tender their share certificates in the Tender Offer (the "Tendering Shareholders") is calculated pursuant to the Pro Rata Method, in which shares constituting less than a whole unit are rounded (*shisha gonyu*), and as a result, such total number of shares exceeded the "Number of Shares to be Purchased on Fully Diluted Basis," the Tender Offeror will decrease, by a whole unit, the number of tendered shares from each Tendering Shareholder, in descending order, beginning with the shareholders that own the most rounded-up (*kiriage*) number of shares, when rounded (*shisha gonyu*), until the total number of shares to be purchased is equal to the "Number of Shares to be Purchased on Fully Diluted Basis." (If a part of the total number of shares to be purchased, as calculated by the Pro Rata Method consists of shares constituting less than a whole unit, the relevant number of shares will be decreased.)

However, because the Tender Offeror decreased the number of shares purchased from all Tendering Shareholders who hold equal numbers of shares that were rounded-up (*kiriage*), and the result was less than the "Number of Shares to be Purchased on Fully Diluted Basis," the Tender Offeror selected, by lottery, the shareholders whose number of shares to be purchased by the Tender Offeror were decreased, to the extent that the total number of shares to be purchased was no less than the "Number of Shares to be Purchased on Fully Diluted Basis."

(5) Settlement Procedure

a. Name and Location of Head Office of the Financial Instruments Dealer, Banks, etc. to Make the Settlement of the Tender Offer

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

b. Commencement Date of Settlement

Translation

June 24, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Announcement of Result on the Tender Offer for the Shares of Chugai Pharmaceutical Co., Ltd. by Roche Pharmholding B.V.

From May 23, 2008 (Friday) to June 23, 2008 (Monday), for 22 business days, Roche Pharmholding B.V. (the "**Tender Offeror**") conducted a tender offer (the "**Tender Offer**") for the common shares of Chugai Pharmaceutical Co., Ltd ("Chugai"). The result of the Tender Offer can be found in the attached press release of the Tender Offeror.

"The Percentage of Ownership of Shares, etc. after the Tender Offer," which is stated as 61.71% in the attached press release includes "shares owned by parties having special relationships with the Tender Offeror" (including the shares owned through the Employees Stock Ownership Plan or Officers Stock Ownership Plan of Chugai and excluding the treasury shares owned by Chugai.) Excluding these shares, the total ownership of the Tender Offeror will be 59.90% of the total outstanding shares.

June 24, 2008

Roche Pharmholding B.V.

Announcement of Result of Tender Offer
for Shares of Common Stock of Chugai Pharmaceutical Co., Ltd.

Roche Pharmholding B.V. (the "Tender Offeror") hereby announces that its tender offer (the "Tender Offer") for the shares of common stock of Chugai Pharmaceutical Co., Ltd. (listed on the first section of the Tokyo Stock Exchange, code 4519, hereinafter called the "Target"), which commenced on May 23, 2008, concluded on June 23, 2008. The results of the Tender Offer are described below.

1. Description of the Tender Offer

(1) Name and Address of the Tender Offeror

Roche Pharmholding B.V.

Beneluxlaan 2A, NL-3446 GR Woerden, the Netherlands

(2) Name of the Target

Chugai Pharmaceutical Co., Ltd.

(3) Class of Shares, etc. Subject to the Tender Offer

Common Stock

(4) Tender Offer Period

From Friday, May 23, 2008 to Monday, June 23, 2008 (22 business days)

(5) Tender Offer Price

1,730 yen per share of common stock

2. Result of the Tender Offer

(1) Condition of Tendered Shares and Other Securities

Class of Shares	Number of Shares Tendered Converted into Number of Shares	Number of Shares Purchased Converted into Number of Shares
Shares	91,863,474 shares	54,930,400 shares
Share Purchase Warrants	–	–
Bond with Share Purchase Warrants	–	–

Beneficiary Interests on Securities Trust ( )	–	–
Depositary Receipts of Shares, etc. ( )	–	–
Total	91,863,474 shares	54,930,400shares

(2) Success of Tender Offer

A total of 91,863,474 shares were tendered in the Tender Offer. Because the total number of shares tendered in the Tender Offer exceeded the Number of Shares to be Purchased on Fully Diluted Basis, represented by shares (54,930,326 shares), as described in the "Public Notice of Commencement of Tender Offer" and the "Tender Offer Registration Statement", settlement through delivery or other such means of settlement in respect of a tender offer for shares will be conducted through the Pro Rata Method prescribed in Article 27-13, Paragraph 5 of Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended) (the "Law") and Section 32 of the Cabinet Office Ordinance Concerning Disclosure of the Tender Offer of Shares, Etc., by Non-Issuer (Ordinance of Minister of Finance No. 38 of 1990, as amended) (the "Cabinet Office Ordinance").

(3) Ownership Percentage of Share Certificates, etc. after the Tender Offer

Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror before the Tender Offer	2,818,352	(Percentage of Ownership of Shares, etc. before the Tender Offer 51.64%)
Number of Voting Rights Represented by Share s, etc. Owned by the Tender Offeror after the Tender Offer	3,367,656	(Percentage of Ownership of Shares, etc. after the Tender Offer 61.71%)
Total Number of Voting Rights of All Shareholders, etc. of the Target	5,444,807	

(Note 1) "Total Number of Voting Rights of All Shareholders, etc. of the Target" is based on the total number of voting rights of the shareholders as of December 31, 2007, as stated in the Securities Report for the FY 2007 period filed by the Target on March 27, 2008. However, since shares constituting less than one unit are subject to the Tender Offer, for the purposes of the calculation of the "Percentage of Ownership of Shares, etc. before the Tender Offer" and the "Percentage of Ownership of Shares, etc. after the Tender Offer", the "Total Number of Voting Rights of All Shareholders, etc. of the Target" is 5,447,990, including the number of voting rights represented by shares constituting less than one unit (3,183 voting rights represented by the shares (318,315) as calculated by deducting the number of shares constituting less than one unit held by the Target (46 shares) that are not subject to the Tender Offer from the aggregate number of shares constituting less than one unit (318,361 shares) as of December 31, 2007 as stated in the above-mentioned Securities Report) (the number of shares constituting one unit is 100 for the Target).

(Note 2) The number of voting rights represented by shares, etc. owned by parties having special relationships with the Tender Offeror (including the shares owned through the Employees Stock Ownership Plan or Officers Stock Ownership Plan of the Target and excluding the

treasury shares owned by the Target) is included in "Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror before the Tender Offer" and "Number of Voting Rights Represented by Share s, etc. Owned by the Tender Offeror after the Tender Offer". Such number of voting rights is also considered in the calculation of "Percentage of Ownership of Shares, etc. before the Tender Offer" and "Percentage of Ownership of Shares, etc. after the Tender Offer".

(Note 3) "Percentage of Ownership of Shares, etc. before the Tender Offer" and "Percentage of Ownership of Shares, etc. after the Tender Offer" is rounded to two decimal points.

(4) Calculation for Purchase Pursuant to the Pro Rata Method

Because the total number of shares tendered in the Tender Offer (91,863,474 shares) exceeded the Number of Shares to be Purchased on Fully Diluted Basis, represented by shares (54,930,326 shares), as described in the "Public Notice of Commencement of Tender Offer" and the "Tender Offer Registration Statement", all or a part of such excess portion will not be purchased, and settlement through delivery or other such means of settlement in respect of a tender offer for shares will be conducted through the Pro Rata Method prescribed in Article 27-13, Paragraph 5 of the Law and Section 32 of the Cabinet Office Ordinance.

Because the total number of shares to be purchased from all shareholders wishing to tender their share certificates in the Tender Offer (the "Tendering Shareholders") is calculated pursuant to the Pro Rata Method, in which shares constituting less than a whole unit are rounded (*shisha gonyu*), and as a result, such total number of shares exceeded the "Number of Shares to be Purchased on Fully Diluted Basis," the Tender Offeror will decrease, by a whole unit, the number of tendered shares from each Tendering Shareholder, in descending order, beginning with the shareholders that own the most rounded-up (*kiriage*) number of shares, when rounded (*shisha gonyu*), until the total number of shares to be purchased is equal to the "Number of Shares to be Purchased on Fully Diluted Basis." (If a part of the total number of shares to be purchased, as calculated by the Pro Rata Method consists of shares constituting less than a whole unit, the relevant number of shares will be decreased.)

However, because the Tender Offeror decreased the number of shares purchased from all Tendering Shareholders who hold equal numbers of shares that were rounded-up (*kiriage*), and the result was less than the "Number of Shares to be Purchased on Fully Diluted Basis," the Tender Offeror selected, by lottery, the shareholders whose number of shares to be purchased by the Tender Offeror were decreased, to the extent that the total number of shares to be purchased was no less than the "Number of Shares to be Purchased on Fully Diluted Basis."

(5) Settlement Procedure

a. Name and Location of Head Office of the Financial Instruments Dealer, Banks, etc. to Make the Settlement of the Tender Offer

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

b. Commencement Date of Settlement

Friday, June 27, 2008

c. Settlement Procedure

A notice of purchase will be mailed to the address or location of the Tendering Shareholders (or the standing proxy in the case of Non-Resident Shareholders) promptly after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent or the Sub-Agent will, in accordance with the shareholder's instructions, remit the purchase price for share certificates promptly after the settlement commencement date to the account designated by the Tendering Shareholder (or the standing proxy in the case of Non-Resident Shareholders).

(6) Manner of Returning Share Certificates

The tendered share certificates will, in accordance with the shareholder's instructions, be returned by the Tender Offer Agent or the Sub-Agent to the Tendering Shareholders promptly after the settlement commencement date (June 27, 2008) by the method described below.

a. In cases where share certificates were submitted to the Tender Offer Agent or the Sub-Agent upon application, the share certificates which were not purchased shall be delivered to the Tendering Shareholder or mailed to the Tendering Shareholder's address (in the case of the Non-Resident Shareholders, the address of their standing proxy).

b. In cases where share certificates are kept in custody by the Tender Offer Agent or the Sub-Agent (or by another organization through the Tender Offer Agent or the Sub-Agent) the share certificates which were not purchased will be returned to the same condition of custody as at the time of application.

3. Location at which a Copy of the Tender Offer Report is made available to the Public

Tokyo Stock Exchange Group, Inc.

(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)